File No. 82-34710

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 322)



2007

First Quarterly Report

* For identification purposes only

SUMMARY

US$ million	For the three months ended 31 March 2007	2006	Change
• Turnover	674.711	547.843	+23.16%
• Gross margin of the Group(%)	31.42	32.49	-1.07 ppt.
• EBITDA	113.610	95.797	+18.59%
• Profit for the quarter	71.267	60.377	+18.04%
• Profit attributable to equity holders of the Company	48.723	40.394	+20.62%
• Earnings per share (US cents)	0.87	0.72	+US0.15 cents
• Trade receipts in advance	163.098	81.422	+100.16%

INTRODUCTION

In the first quarter of year 2007, the PRC's gross domestic products (GDP) increased by 11.1% and the PRC's consumer price index (CPI) increased by 2.7% when compared to the same period last year. During the first quarter, the price of major raw materials for production remained at a high level. Due to successful control on its overall operation and efficient product strategy, turnover for instant noodles, beverage and bakery have increased by 29.44%, 17.90% and 2.52% to US$351 million, US$277 million and US$25 million respectively. At the end of the first quarter, trade receipts in advance sharply increased 100.16% to US$163.098 million when compared with the same quarter last year, which demonstrated a strong growth driver for the beverage business. During the period, market shares for the Group's key products continued to increase, thus further extend the Group's leading position in the PRC Instant Noodle and Beverage market.

On 4 May 2007, Morgan Stanley Capital International (MSCI) Barra announced that Tingyi (Cayman Islands) Holding Corp. will be added to the MSCI Hong Kong Index and the addition will be effective after the market closes on 31 May 2007. This helps further building up investors' confidence in the Group and reflects that the Group has gained its reputation among investors.

2007 FIRST QUARTERLY RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarterly financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2007 together with the unaudited comparative figures for the corresponding period in 2006. These unaudited first quarterly financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the Three Months Ended 31 March 2007

		For the three months ended 31 March	
		2007	2006
		(Unaudited)	(Unaudited)
	Note	*US$'000*	*US$'000*
Revenue	2	674,711	547,843
Cost of sales		(462,721)	(369,858)
Gross profit		211,990	177,985
Other net income		5,985	5,786
Distribution costs		(109,440)	(93,952)
Administrative expenses		(16,707)	(14,164)
Other operating expenses		(9,134)	(8,209)
Finance costs	3	(4,787)	(3,179)
Share of results of associates		2,313	2,226
Profit before taxation	4	80,220	66,493
Taxation	5	(8,953)	(6,116)
Profit for the period		71,267	60,377
Attributable to			
Equity holders of the Company		48,723	40,394
Minority interest		22,544	19,983
Profit for the period		71,267	60,377
Earnings per share	6		
Basic		0.87 cent	0.72 cent
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
At 31 March 2007

	Note	At 31 March 2007 (Unaudited) US$'000	At 31 December 2006 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,346,828	1,230,375
Intangible assets		12,894	13,371
Interest in associates		34,327	42,704
Premium for land lease		61,545	60,047
Available-for-sale financial assets		10,366	10,303
Deferred tax assets		5,379	5,379
		1,471,339	1,362,179
Current assets			
Financial assets at fair value through profit or loss		47,984	32,605
Inventories		128,780	111,955
Trade receivables	8	102,010	94,239
Prepayments and other receivables		113,571	75,249
Pledged bank deposits		4,689	2,244
Bank balances and cash		280,368	161,676
		677,402	477,968
Current liabilities			
Trade payables	9	327,756	256,797
Other payables		175,608	174,135
Current portion of interest-bearing borrowings	10	237,257	239,761
Trade receipts in advance		163,098	18,372
Taxation		10,077	6,455
		913,796	695,520
Net current liabilities		(236,394)	(217,552)
Total assets less current liabilities		1,234,945	1,144,627
Non-current liabilities			
Long-term interest-bearing borrowings	10	96,650	28,320
Other non-current payables		3,381	3,344
Employee benefit obligations		7,200	6,885
Deferred tax liabilities		8,725	8,089
		115,956	46,638
NET ASSETS		1,118,989	1,097,989
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	806,731	748,476
Proposed special dividend		—	59,799
Proposed final dividend		77,124	77,124
Total capital and reserves attributable to equity holders of the Company		911,798	913,342
Minority interest		207,191	184,647
TOTAL EQUITY		1,118,989	1,097,989

Condensed Consolidated Statement of Changes in Equity
For the three Months Ended 31 March 2007

	Attributable to equity holders of the Company (Unaudited) *US$'000*	Minority interest (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1 January 2006	871,982	138,391	1,010,373
Net gains recognised directly in equity			
Exchange transaction difference	4,289	—	4,289
Dividend	(59,799)	—	(59,799)
Profit for the period	40,394	19,983	60,377
	(15,116)	19,983	4,867
As at 31 March 2006	856,866	158,374	1,015,240
As at 1 January 2007	913,342	184,647	1,097,989
Net gains recognised directly in equity			
Exchange translation difference	9,532	—	9,532
Dividend	(59,799)	—	(59,799)
Profit for the period	48,723	22,544	71,267
	(1,544)	22,544	21,000
As at 31 March 2007	911,798	207,191	1,118,989

Condensed Consolidated Cash Flow Statement
For the three Months Ended 31 March 2007

	2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Net cash from operating activities	272,450	223,606
Net cash used in investing activities	(168,667)	(90,845)
Net cash from (used in) financing activities	17,354	(17,383)
Increase in cash and cash equivalents	121,137	115,378
Cash and cash equivalents at 1 January	163,920	156,357
Cash and cash equivalents at 31 March	285,057	271,735
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	280,368	265,950
Pledged bank deposits	4,689	5,785
	285,057	271,735

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited first quarterly financial statements. These unaudited first quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2006 annual financial statements. The accounting policies adopted in preparing the unaudited quarterly financial statements for the three months ended 31 March 2007 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2006.

2. **Revenue and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and segment results by major products is set out below:

	Revenue For the three months ended 31 March		Segment result For the three months ended 31 March	
	2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Instant noodles	351,353	271,440	26,502	20,865
Beverages	277,048	234,978	52,849	44,834
Bakery	24,603	23,999	555	41
Others	21,707	17,426	2,788	202
Total	674,711	547,843	82,694	65,942

3. **Finance costs**

	For the three months ended 31 March	
	2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Interest on bank loans wholly repayable within five years	4,787	3,179

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	For the three months ended 31 March	
	2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Depreciation	28,840	26,670
Amortisation	942	344

5. Taxation

	For the three months ended 31 March	
	2007	**2006**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	8,953	6,116

The Cayman Islands levy no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to applicable PRC enterprise income tax rate of 15%. Also, they are fully exempt from PRC enterprise income tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. Earnings per Share

The calculation of basic earnings per share is based on the net profit of US$48.723 million (2006: US$40.394 million) attributable to equity holders of the Company for the period ended 31 March 2007 and on the weighted average of 5,588,705,360 (2006: 5,588,705,360) ordinary shares in issue during the period. Diluted earnings per share for the periods have not been shown as the Company does not have any dilutive ordinary shares.

7. Dividend

The Board of Directors resolves that no dividend be paid for the three months ended 31 March 2007 (2006: nil).

8. Trade receivables

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The aging analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 31 March 2007	**At 31 December 2006**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
0 - 90 days	94,391	87,742
Over 90 days	7,619	6,497
	102,010	94,239

9. Trade payables

The aging analysis of trade payables is as follows:

	At 31 March 2007	**At 31 December 2006**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
0 - 90 days	311,797	242,801
Over 90 days	15,959	13,996
	327,756	256,797

10. Interest-bearing borrowings

	At 31 March 2007 (Unaudited) *US$'000*	At 31 December 2006 (Audited) *US$'000*
Bank loans:		
Within one year	237,257	239,761
In the second year	55,150	28,320
In the third year to the fifth years, inclusive	41,500	—
	333,907	268,081
Portion classified as current liabilities	(237,257)	(239,761)
Non-current portion	96,650	28,320

11. Issued capital

	Ordinary shares of US$0.005 each	
	No. of shares	US$'000
Authorised:		
At 31 December 2006 and 31 March 2007	7,000,000,000	35,000
Issued and fully paid:		
At 31 December 2006 and 31 March 2007	5,588,705,360	27,943

12. Reserves

	Capital redemption reserve *US$'000*	Share premium *US$'000*	Exchange translation reserve *US$'000*	General reserve *US$'000*	Retained profits *US$'000*	Total *US$'000*
At 31 December 2006	36	332,478	36,719	108,721	407,445	885,399
Exchange translation difference	—	—	9,532	—	—	9,532
Profit for the period	—	—	—	—	48,723	48,723
Dividend	—	—	—	—	(59,799)	(59,799)
At 31 March 2007	36	332,478	46,251	108,721	396,369	883,855
Representing:						
2006 final dividend proposed						77,124
Reserves						806,731
						883,855

13. Commitments

	At 31 March 2007 (Unaudited) *US$'000*	At 31 December 2006 (Audited) *US$'000*
(a) **Capital commitments**		
Contracted but not provided for	57,770	137,601

(b) **Commitments under operating lease**

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	At 31 March 2007 (Unaudited) *US$'000*	At 31 December 2006 (Audited) *US$'000*
Within one year	7,377	7,640
In the second to fifth years, inclusive	16,984	16,523
Over five years	6,314	6,736
	30,675	30,899

14. Related party transactions

In addition to the transactions disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

	2007 Three Months (Unaudited) *US$'000*	2006 Three Months (Unaudited) *US$'000*
(a) Sales of goods to:		
Associates	392	14,883
Companies under control by a substantial shareholder of the Company	2,240	2,597
(b) Purchases of goods from:		
Associates	67,958	77,218
Companies under control by a substantial shareholder of the Company	4,955	10,728
Holding companies of a minority shareholder of subsidiaries of the Company	511	—
(c) Processing charges by:		
An associate	—	1,118
(d) Guarantee provided for securing banking facilities by :		
An associate	8,995	2,320
Holding companies of a minority shareholder of subsidiaries of the Company	80,237	54,697

MANAGEMENT DISCUSSION AND ANALYSIS

During the first quarter, the prices of some staple raw materials such as palm oil, flour and PET resin remained high and their prices vary in fluctuation from 4% to 34% when comparing with the corresponding period last year. Coupled with the impact of varying seasonal patterns in intercalary year, sales growth for beverage have been delayed and the Group's business sales mix was affected slightly. The continuing prudent methods adopted by the Group in production management have generated positive results in cost controls. Under the pressure of high raw material price, the Group's gross margin dropped 1.07 ppt. from last first quarter's 32.49% to this first quarter's 31.42%. The firm and steady sales strategy towards optimizing the sales of the products has, however, resulted in the Group's achievement in an aggressive 30.73% growth in sales of high-end noodles although the overall market remained stagnant. The application of such a strategy has also helped to bring about a colossal growth in the sales of Ready-to-drink Tea and Mineralized Water.

In the first quarter, the Group's successful "Better Access, Broader Reach" distribution strategy and well control in advertisement and promotion costs led to the decrease in the distribution costs as a percentage of total sales by 0.93 ppt. to 16.22% when compared to the same period in 2006. Profit before taxation grew by 20.64% to US$80.220 million.

Instant Noodle Business

In the first quarter, turnover for the instant noodle business was US$351.353 million, increased by 29.44%, representing 52.07% of the Group's total turnover.

During the said period, the Master Kong noodles continued to focus on the "Soy-braised Beef Noodles" to penetrate into more extensively and broadly into various sales regions. The concept products of Chinese dainty food created by the Master Kong noodles continued to adopt dainty edibles from various regions as the flavor of our instant noodles, and the adoption of such strategy has not only constantly satisfied the consumers' tastes but also gained great achievements in the Group's performances. Among the great many products of the Master Kong noodles, the "Mian-Ba La Mian" noodles have become the symbol of quality noodles in Mainland China. It had consolidated the requisite requirements of "noodles-making experts" and thus gained the confidence of consumers and connoisseurs; and the "Soup King" noodles had gained its fame as the best recipe in soup decoction and had acquired the leading position with regards to the images of noodles in soup; whilst "The Best Asian Series" noodles suited the taste requirement of young people by developing its Asian flavor thus creating the new leadership in accordance with the prevailing trend. "Your Flavors Series" noodles and the "Soy-braised Beef Fried Noodle " continued last years' strategy and went to the market through T.V. and network media with entirely new package all over the country. The series have since become the No.1 brand in the market of fried noodles. The low-end noodle Fu-Man-Dou continued their fast development in the developing cities and villages.

According to the up-to-d ate retail sales data gathered by ACNielsen in 2007, the overall China instant noodles market reflected a negative growth of 3.83% by sales value and a negative growth of 15.13% by sales volume in the first quarter due to market factors. Since the price of materials remained high and low-end noodles manufacturers reduced their investment, the market in the first quarter was being reorganized. During the period, in light of the Group's adjustments for sales mix of products and sales strategies which stimulated the growing markets for container noodles and high-end packet noodles, sales in value and volume of high-end noodles increased by 30.73% and 31.98% respectively over the same period of last year and the Group continued to acquire market share for high-end noodles. According to the up-to-date retail sales data gathered by ACNielsen for the month of March, Master Kong noodles had a market share of as high as 67.7% and 63.4% respectively for high-end packet noodles and container noodles. Fu-Man-Duo brand is the Group's major brand to enter the low-end noodles market. Its sales in the first quarter of 2007 represented an increase of 21.94% as compared with the same period of last year. According to the information of ACNielsen, Fu-Man-Duo brand acquired a 12.9% share of the low-end market in the first quarter and ranked third in the low-end noodles market. It is actively challenging leading manufacturers. The market share of the Group's instant noodles products in the overall China market was 45.8%, and it continued to hold firmly the No.1 position in the market.

During the first quarter, the price of palm oil, which is the main raw material of instant noodle, sharply increased by 34%. Thanks for the increase in sales of the high margin container noodles and high-end noodles, good cost control as well as continued efficiency improvements, gross margin for instant noodle only slightly dropped 0.26 ppt. to 24.87% when compared with same period last year. Due to the successful marketing strategies and well control in operating costs, profit attributable to equity holders of the Company was US$24.605 million, sharply grew by 30.83%.

The consumption in Japan, Taiwan and Hong Kong was more than 40 packs per year and the PRC consumers only consumed less than 20 packs per year. In long term, the PRC instant noodle market still has a huge potential to develop. Going forward, the Group will continue in the brand investment and to exert every possible effort so as to enhance the transparency of the Group's products.

Beverage Business

In the first quarter of 2007, under the impact of varying seasonal patterns in intercalary year, the overall beverage market of China only recorded a growth of 9.1% over the previous year. The Group's beverage turnover, increased by 17.90% to US$277.048 million as compared with the same period of last year, due to successful marketing activities before high season, which accounted for 41.06% of the Group's total turnover. These successful marketing activities resulted in a double increase in trade receipts in advance to US$163.098 million as at the end of the quarter, which demonstrated a strong growth driver for the beverage business. During the period, leveraging on the business opportunities from the Chinese Spring Festival, with respect to tea products series, the Group continued to promote and actively build up the image of tea expert and enhance its results by extending flavor and adopting differentiation strategies. As far as the diluted juice series was concerned, "Daily C" and "Master Kong" were utilized interchangeably to enter the urban and rural markets simultaneously and achieved notable results. For mineralized water, the Group carried out outdoor activities and continued to use T.V. media and intensified the penetration of the products in the outer urban areas as well as to communicate with consumers, with a view of promoting the brands and the market exposure.

According to ACNielsen, for March 2007, Master Kong's market share in Ready-to-drink Tea by value was 53.6%, increased 1.5 ppt. when compared with same period last year, maintaining the No.1 position in the market. Master Kong's juice series gained No.3 position in the diluted juice market and 15.4% market share mainly attributable to the twin brands and the extended flavor and package. The Mineralized Water increased its market share by 12.5% and achieved the No.2 position. However Master Kong Mineralized Water held the leading position of the brands in North East and North China regions.

During the first quarter, the price of the principal raw materials PET resin and sugar was still high and the sales of mineralized water, which had a comparatively low profits, grew by 62% and 56% in volume and value respectively. As a result, gross margin for beverage business dropped by 2.01 ppt. to 37.68% but gross profit increased 11.93% when compared with last first quarter. Coupled with the well control in overall operating costs, profit attributable to equity holders of the Company was US$24.417 million, grew by 17.03% when compared with same period in 2006.

Bakery Business

In the first quarter, turnover for the bakery business was US$24.603 million, grew by 2.52%, representing 3.65% of the Group's total turnover. The Group's bakery business still continued to maintain such growth when compared to the slight increase of the entire bakery market mainly as a result of the adoption of the strategies in respect of brand management and the development of diversified products. During the period, the key products such as "3+2" Sandwich Crackers, Egg Rolls, Muffin and Sweet Yolk Biscuit maintained steady growth. According to ACNielsen for March 2007, Master Kong's sandwich crackers had a 19.1% market share and was No.2 in the market.

In the first quarter, under the pressure of the high raw material price, gross margin for bakery still grew by 1.75 ppt. to 37.21%, mainly because of the sales increase in high margin products and the modification in production process to cut cost. Profit attributable to equity holders of the company increased by US$0.578 million to US$0.667 million.

In the second quarter, the Group would adjust the production mechanism and exert itself in the study and development of those products which would result in higher gross profits for the Group and make improvements in the structure of channels for both wholesale and direct sales marketing.

Refrigerated Products Business

In the first quarter of 2007, sales revenue from refrigerated products business reduced by 2.43% over the same period of last year, which was mainly due to the low coverage of modernised channels to sell the Group's refrigerated products in Beijing and Guangzhou as well as the fact that the products lost their freshness after long distance of delivery and affected sales seriously. Thus, the Group decided to pull out from the markets in Beijing and Guangzhou in January. However, the sales in Shanghai, the major market of the Group's refrigerated product, remained robust. According to the information of ACNielsen for March 2007, Daily C 100% Juice gained 41% market share and the market share of its yogurt drinks rose to 20.5%.

For the first quarter, the Group's yogurt drinks accomplished quality upgrading. A large package of 950g for lactic acid bacteria drinks was put into production and launched to the market in March. To prepare for the high season, the Group started to launch advertising promotion in the second quarter and continued to make great efforts in brand effects and sales channels.

FINANCING

As of 31 March 2007, the Group's total liabilities amounted to US$1,030 million, and total assets amounted to US$2,149 million. The Group's total liabilities increased by US$288 million as compared to US$742 million as at 31 December 2006. The leverage ratio, calculated as total liabilities to total assets, increased by 7.59 ppt. to 47.92% as compared to 31 December 2006. The increase was mainly because of the growth in trade payables and the increase in trade receipts in advance. The Group's long-term and short-term loans increased by US$65.826 million, as compared to 31 December 2006. The proportion between the Group's long-term loans and short-term loans was "29%:71%".

The Group's proportion of total borrowings denominated in US dollars, Renminbi and EURO was 51%, 25% and 24% respectively. In addition, the Group's transactions are mainly denominated in Renminbi. The appreciation of Renminbi against US dollars by 1.02% brought an exchange gain of US$10.231 million during the first three months of 2007, represented by US$0.699 million and US$9.532 million of exchange gain included in the income statement and exchange translation reserve respectively. Accordingly, it is expected that there will be no significant adverse impact on the Group arising from the exchange rate fluctuation.

As of 31 March 2007, the Group had cash on hand and the bank balances of US$285 million and no contingent liability.

Financial Ratio

	As at 31 March 2007	**As at 31 December 2006**
Finished goods turnover	9.58 Days	9.92 Days
Accounts receivable turnover	13.09 Days	14.00 Days
Current ratio	0.74 Times	0.69 Times
Debt ratio (Total liabilities to total assets)	47.92%	40.33%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	0.05 Times	0.11 Times

HUMAN RESOURCES

In matching new factories for low-end noodle and bottled water and the development for the Group's "Better Access, Broader Reach" distribution strategy, the number of the Group's staff increased to 39,627 as at 31 March 2007 (31 December 2006:32,631). The Group provides a competitive salary packages, insurance and medical benefits to employees. The Group also pay high efforts in the management, planning and development in human resources. The good management system for human resources will enhance employees' contribution to the Group.

PROSPECTS

While the national economy of China continues to maintain steady and rapid development, the upgrading of the consumption structure has also accelerated, with the domestic demand market exhibiting huge potential.

Despite the impacts of the factors such as an increase in prices of raw materials and intense competition in the instant noodles market and the beverage market, the Group will consistently adhere to its market layout and cost control objectives and capitalize on its own advantages to make timely responses. Besides, it will formulate a strategy in line with development to improve the quality of management in an all-round manner and deeply explore the market so as to transform the advantages into strength.

With the support of those consumers who like "Master Kong" products, the Group achieved remarkable results in the first quarter. The management strongly believes that by leveraging on the business foundation established by the Group in the China market, good reputation, sound financial structure and the operating philosophy of "Integrity, Pragmatism, Innovation" together with the Group's spirit of "Human Orientation, Concentrated Operation, Factualism and Innovation", in the future, the Group will further strengthen the leading position of its products in the China market with sustained and steady growth in its results.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 31 March 2007, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

The Company established the Audit Committee in September 1999. The Audit Committee currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. The latest meeting of the Committee was held to review the results of the Group for this period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11 August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession plan for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 31 March 2007, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of Directors	**Personal interests**	**Corporate interests** *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the three months ended 31 March 2007 there were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 31 March 2007, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 31 March 2007, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 31 March 2007, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 28 May 2007

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

主要股東

就本公司董事或行政總裁所知，於二零零七年三月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新(開曼島)控股有限公司	1,854,827,866	33.1889%
三洋食品株式會社	1,854,827,866	33.1889%
世訊投資股份有限公司	465,107,784	8.3200%

除上述者外，於二零零七年三月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

董事局

於本報告日，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事，徐信群、李長福及小川和夫為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，二零零七年五月二十八日

網址： http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、買賣或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

董事及行政總裁之股份權益

於二零零七年三月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目	
董事姓名	**個人權益**	**法團權益(附註)**
魏應州	13,242,000	1,854,827,866
魏應交	—	1,854,827,866
吳崇儀	—	1,854,827,866

附註：該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

截至二零零七年三月三十一日止三個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可籍購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於二零零七年三月三十一日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

公司管治

遵守企業管治常規守則

於截至二零零七年三月三十一日止期內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生身兼本公司主席與行政總裁的職務；

2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及

3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財務部受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

審核委員會

本集團已於一九九九年九月成立審核委員會，現時成員包括徐信群、李長福及小川和夫三位獨立非執行董事。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

薪酬及提名委員會於二零零五年八月十一日成立。目前，委員會成員包括徐信群、李長福及小川和夫三位獨立非執行董事。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金、花紅計劃及其他長期鼓勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

財務運作

於二零零七年三月三十一日，本集團總負債為10.30億美元，相對於總資產21.49億美元，負債比例為47.92%。相較於二零零六年十二月三十一日的總負債7.42億美元，增加了約2.88億美元，負債比例上升了7.59個百分點，主要是應付帳款增加以及預收客戶貨款增加所致。同期長短期貸款相較於二零零六年十二月三十一日則增加65,826千美元；長短期貸款比例為「29%：71%」。

總借貸中，美元、人民幣及歐元的佔比分別為51%、25%及24%，由於本集團的交易大部份以人民幣為主；而期內人民幣對美元的滙率升值1.02%，對本集團造成第一季滙兑收益共10,231千美元，分別包括於收益表內的699千美元及外幣換算儲備內的9,532千美元。預期人民幣對美元滙率波動不致對本集團造成不利的影響。

截至二零零七年三月三十一日，本集團並無或然負債，同期本集團的手頭現金及銀行存款為2.85億美元。

財務比率概要

	二零零七年 三月三十一日	二零零六年 十二月三十一日
製成品週轉期	9.58日	9.92日
應收賬款週轉期	13.09日	14.00日
流動比率	0.74倍	0.69倍
負債比率（總負債相對於總資產）	47.92%	40.33%
負債與資本比率（淨借貸相對於本公司股東權益比率）	0.05倍	0.11倍

人力資源

因應平價方便麵工廠及瓶裝水工廠持續的投產，加上通路精耕細作的展開，令本集團截至二零零七年三月三十一日的員工人數增加至39,627名（二零零六年十二月三十一日：32,631名），本集團在向僱員提供具競爭力的薪酬及保險、醫療福利制度的同時，亦充分重視人力資源的開發、管理與發展規劃，以期透過完善的人力資源管理，提高僱員對本集團的貢獻，並使企業具備戰略性的人才優勢。

展望

隨著中國國民經濟繼續保持平穩快速的發展，消費結構升級的步伐也在加快，內需市場呈現出巨大的潛力。

雖然受到原材料價格上漲、方便麵市場及飲料市場激烈競爭等因素影響，本集團仍將秉持一貫的市場佈局與成本控制目標，發揮自身優勢，適時應變，制訂出符合發展的策略，全面提升管理品質，深度開發市場，將優勢轉化為實力。

在喜愛「康師傅」產品的廣大消費者的支持下，本集團於首季度取得亮麗的成績，管理層堅信，憑藉著我們於中國市場建立的業務基礎，優良信譽及穩固的財務結構，秉承「誠信、務實、創新」的經營理念，以人為本，用心經營，求實創新的精神，未來，集團會進一步強化產品於中國市場的領導地位，業績將繼續而穩固的增長。

飲品業務

2007年第一季度，受季節錯位的影響，整體中國飲料市場較前一年僅成長9.1%，本集團飲品營業額則因成功的水頭操作仍較去年同期上升17.90%至277,048千美元，佔本集團總營業額的41.06%，成功的水頭操作更令本集團於首季末之預收客戶貨款較去年同期倍增至163,098千美元，展現了飲品業務強勁的成長動力。期內掌握春節銷售契機，在茶系列產品方面，持續推廣，積極建構茶專家形象，以口味延伸及差異化策略不斷提升業績。於稀釋果汁系列方面，「鮮の每日C」與「康師傅」品牌交叉使用，同時出擊城市與鄉村市場，並取得顯著的成果。礦物質水則利用戶外及電視的媒體持續投放、城區外埠的品牌滲透及與消費者的深度溝通，提升品牌力及市場份額。

據ACNielsen 2007年三月最新零研數字顯示，康師傅即飲茶之銷售額市場佔有率為53.6%，較2006年同期提升1.5%，穩居市場龍頭地位；康師傅果汁系列藉雙品牌及口味包裝延伸策略，居稀釋果汁類別市場第三位，取得15.4%的市場佔有率；礦物質水持續擴大市場佔有率至 12.5 %，站穩中國市場第二品牌地位，並在東北與華北地區取得領導品牌地位。

第一季主要原材料如PET膠粒及糖價仍然處於高位，加上毛利率相較較低的礦物質水於期內量與額的成長比率分別達到62%及56%，導致第一季之毛利率較去年同期下降2.01個百分點至37.68%，惟毛利額同比上升11.93%，加上整體營運成本控制得宜，令本公司股東應佔溢利較去年同期上升17.03%至24,417千美元。

糕餅業務

第一季度糕餅業務的銷售額較去年同期上升2.52%至24,603千美元，佔本集團總營業額的3.65%。在整體糕餅市場營業額微幅成長下仍能維持穩定成長，主要因為持續品牌經營及開發差異化產品的經營策略,令糕餅業務的主要產品如「3+2」夾心餅、蛋酥卷、妙芙蛋糕及美味酥等均維持穩定成長。據ACNielsen2007年三月最新零研數據顯示，康師傅於中國夾心餅市場銷售額佔有率為19.1%，居市場第二位。

第一季度糕餅業務之毛利率為37.21%，較去年同期上升1.75個百分點，主要是由於銷售結構調整，高毛利產品業績提升，改善生產制程，降低生產成本，故在原物料成本上升的狀況下，毛利率仍同比提升。期內本公司股東應佔溢利較去年同期上升578千美元至667千美元。

第二季將持續調整生產制程、加強高毛利產品研發，同時加強對核心產品「3+2」夾心餅、妙芙蛋糕、美味酥系列的品牌投資，並改善以經銷、直營並重的通路結構，以期持續提升毛利率並創造營業額穩定增長。

冷藏業務

2007年第一季度冷藏業務的銷售收入較去年同期衰退2.43%，主要是因為考量產品的現代化通路覆蓋率低及經長途配送造成日期不新鮮，嚴重影響銷售，自一月起退出北京及廣州市場所致；然而本集團冷藏產品之主力市場上海地區之銷售仍表現強勁，根據2007年三月ACNielsen資料顯示，每日C100%果汁之市場佔有率為41%，優酪乳之市佔率更提升至20.5%。

第一季優酪乳完成品質升級，乳酸菌飲料增加950克大規格裝，於三月投產上市。第二季度將配合銷售旺季來臨開始投入廣告宣傳，持續在品牌力及銷售管道的經營上深耕。

管理層討論與分析

由於第一季度本集團所需主要原材料如棕櫚油，麵粉及PET膠粒價格依然高企，分別較去年同期上升4%至34%不等；加上季節錯位，令飲品的銷售升幅遞延，稍微影響整體銷售組合，但透過管理團隊持續的精進生產管理，令整體毛利率於原料價格高企的壓力下，僅較去年同期的32.49%微幅下跌1.07個百分點至31.42%。穩健的行銷策略及對產品銷售組合的優化，令本集團的高價麵在方便麵市場整體成長呈現呆滯的狀況下，銷售表現遠較市場優越，銷售額錄得30.73%的成長，同時，即飲茶及礦物質水的銷售繼續維持強勁成長。

期內由於強化銷售通路的精耕細作策略奏效及善控廣告及宣傳費用，令本集團分銷成本佔總營業額的比率較去年同期下降0.93個百分點至16.22%；除稅前溢利錄得80,220千美元，較去年同期上升20.64%。

方便麵業務

第一季方便麵業務的銷售額為351,353千美元，較去年同期上升29.44%，佔本集團總營業額的52.07%。

期內康師傅品牌仍然以紅燒牛肉麵為核心，對各銷售區域進行廣泛滲透，持續以各區域美食來開發方便麵口味，以創造康師傅品牌的中華美食概念產品。在這樣的策略下不斷地滿足消費者，也在業績上面取得顯著的成績。在康師傅諸多副品牌中，「麵霸拉麵」以作為國內好麵條的品質標準，強化「製麵專家」的形象，逐漸取得消費者及美食專家的信賴；「湯王」則以作為最好的湯頭口味為定位，已獲得湯麵類型產品的領導地位；「亞洲精選」則是透過開發亞洲口味以迎合年輕人訴求，創造時尚新領袖；「食麵八方」及「紅牛乾拌麵」則延續去年策略，陸續以全新包裝在全國各地上市，並配合電視及網絡媒體的宣傳，繼續打造拌炒麵市場的第一品牌形象。平價方便麵福滿多則持續在地方二級城市與鄉村市場快速發展。

據ACNielsen最新零研數據顯示，2007年第一季度中國方便麵整體市場因市場因素導致於銷售額呈現3.83%的負成長，於銷售量更呈現15.13%的負成長。由於原物料價格持續處於高位，平價麵小廠家緊縮投資，首季度市場正處於整理階段 。期內，本集團在調整產品銷售組合，刺激容器麵及高價袋麵成長型市場的銷售策略下，在高價麵部分銷售額與量分別較去年同期上升30.73%及31.98%，持續搶佔高價麵市場佔有率。據ACNielsen三月最新零研數據顯示，康師傅在高價袋麵和容器麵市場的市佔率分別高達67.7%和63.4%。福滿多品牌是本集團在平價麵市場進軍的主力品牌，2007年第一季度銷售額與去年同期相比有21.94%的成長；根據ACNielsen資料：福滿多品牌於第一季度取得平價麵市場量的12.9%，居平價麵市場第三位，目前積極挑戰領導廠家。整體而言，本集團方便麵產品於中國整體方便麵銷售額之市場佔有率為45.8%，持續穩居市場第一位。

第一季度方便麵主要原材料棕櫚油價較去年同期大幅上升34%，但得益於高毛利的容器麵及高價袋麵的銷售佔比持續增加、成本控制及精進生產效率，令方便麵業務之毛利率僅同比微幅下降 0.26個百分點至24.87%；加上整體行銷策略成功及營運成本控制得宜, 令本公司股東應佔溢利較去年同期大幅成長30.83%至24,605千美元。

現時，中國人均消耗方便麵約於20包以下，遠低於日本、台灣及香港等地的40包以上，長期而言中國方便麵市場仍深具發展空間。往後，本集團將繼續品牌投資並提升產品的能見度。

13. 承擔

	二零零七年 三月三十一日 (未經審核) 千美元	二零零六年 十二月三十一日 (已經審核) 千美元
(a) **資本承擔**		
已訂約但未撥備	57,770	137,601

(b) **營運租約承擔**

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

	二零零七年 三月三十一日 (未經審核) 千美元	二零零六年 十二月三十一日 (已經審核) 千美元
一年內	7,377	7,640
於第二年至第五年屆滿(包括首尾兩年)	16,984	16,523
五年以上	6,314	6,736
	30,675	30,899

14. 與有關連人士之交易

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	二零零七年 一至三月 (未經審核) 千美元	二零零六年 一至三月 (未經審核) 千美元
(a) 向下列公司出售貨品：		
聯營公司	392	14,883
本公司若干主要股東所控制之公司	2,240	2,597
(b) 向下列公司購買貨品：		
聯營公司	67,958	77,218
本公司若干主要股東所控制之公司	4,955	10,728
本公司若干少數股東之控股公司	511	–
(c) 向下列公司支付加工費用及勞務費：		
聯營公司	–	1,118
(d) 向本集團提供銀行信貸之擔保：		
聯營公司	7,995	2,320
本公司少數股東之控股公司	80,237	54,697

10. 有息借貸

	二零零七年 三月三十一日 (未經審核) 千美元	二零零六年 十二月三十一日 (已經審核) 千美元
銀行貸款：		
一年內	237,257	239,761
第二年	55,150	28,320
第三年至第五年(包括首尾兩年)	41,500	—
	333,907	268,081
被分類為流動負債部分	(237,257)	(239,761)
非流動部分	96,650	28,320

11. 發行股本

	每股面值0.005美元之普通股 股份數目	千美元
法定：		
於二零零六年十二月三十一日 及二零零七年三月三十一日	7,000,000,000	35,000
已發行及繳足：		
於二零零六年十二月三十一日 及二零零七年三月三十一日	5,588,705,360	27,943

12. 儲備

	股份贖回儲備 千美元	股份溢價 千美元	外幣換算儲備 千美元	一般儲備 千美元	保留溢利 千美元	合計 千美元
於二零零六年十二月三十一日	36	332,478	36,719	108,721	407,445	885,399
滙兑差額	—	—	9,532	—	—	9,532
本期溢利	—	—	—	—	48,723	48,723
股息	—	—	—	—	(59,799)	(59,799)
於二零零七年三月三十一日	36	332,478	46,251	108,721	396,369	883,855

說明：	
二零零六年擬派末期股息	77,124
儲備	806,731
	883,855

5. **稅項**

	截至三月三十一日止三個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	千美元	千美元
中國企業所得稅	8,953	6,116

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部分附屬公司設立於經濟技術開發區，按15%的適用稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠。

6. **每股溢利**

每股基本溢利乃根據本公司股東期內應佔溢利48,723千美元(二零零六年：40,394千美元)及本期間已發行普通股之加權平均股數5,588,705,360(二零零六年：5,588,705,360)計算。本公司並無任何潛在攤薄影響的事項，故無呈列每股攤薄溢利。

7. **股息**

董事會決議不擬派發截至二零零七年三月三十一日止三個月之股息(二零零六年：無)。

8. **應收賬款**

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期主要為30至90天。有關應收賬款(扣除壞賬及呆賬減值虧損)之賬齡分析列示如下：

	二零零七年	二零零六年
	三月三十一日	十二月三十一日
	(未經審核)	(已經審核)
	千美元	千美元
0至90天	94,391	87,742
90天以上	7,619	6,497
	102,010	94,239

9. **應付賬款**

應付賬款之賬齡分析列示如下：

	二零零七年	二零零六年
	三月三十一日	十二月三十一日
	(未經審核)	(已經審核)
	千美元	千美元
0至90天	311,797	242,801
90天以上	15,959	13,996
	327,756	256,797

簡明綜合財務報告附註：

1. 編製基準及會計政策

本集團未經審核第一季業績乃由董事負責編製。該等未經審核第一季業績乃根據香港會計師公會頒佈之香港會計準則第34號(「中期財務報告」)編製，此簡明賬目須與截至二零零六年十二月三十一日止年度之賬目一併閱覽。編製此簡明第一季度賬目採用之會計政策及計算方法與編製本集團截至二零零六年十二月三十一日止年度之賬目所採用者一致。

2. 按主要產品劃分之收益及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的收益及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團收益及分部業績分析列載如下：

	營業額		分部業績	
	截至三月三十一日止三個月		截至三月三十一日止三個月	
	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
方便麵	351,353	271,440	26,502	20,865
飲　品	277,048	234,978	52,849	44,834
糕　餅	24,603	23,999	555	41
其　他	21,707	17,426	2,788	202
合　計	674,711	547,843	82,694	65,942

3. 財務費用

	截至三月三十一日止三個月	
	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
需於五年內悉數償還之銀行利息支出	4,787	3,179

4. 除稅前溢利

除稅前溢利已扣除下列項目：

	截至三月三十一日止三個月	
	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
折舊	28,840	26,670
攤銷	942	344

簡明綜合股東權益變動表
二零零七年三月三十一日止三個月

	本公司股東權益 (未經審核) 千美元	少數股東權益 (未經審核) 千美元	合計 (未經審核) 千美元
於二零零六年一月一日	871,982	138,391	1,010,373
直接在股東權益內認列之淨收益			
滙兑差額	4,289	—	4,289
股息	(59,799)	—	(59,799)
本期溢利	40,394	19,983	60,377
	(15,116)	19,983	4,867
於二零零六年三月三十一日	856,866	158,374	1,015,240
於二零零七年一月一日	913,342	184,647	1,097,989
直接在股東權益內認列之淨收益			
滙兑差額	9,532	—	9,532
股息	(59,799)	—	(59,799)
本期溢利	48,723	22,544	71,267
	(1,544)	22,544	21,000
於二零零七年三月三十一日	911,798	207,191	1,118,989

簡明綜合現金流量表
截至二零零七年三月三十一日止三個月

	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
經營活動所得現金淨額	272,450	223,606
投資活動動用現金淨額	(168,667)	(90,845)
融資活動所得(動用)現金淨額	17,354	(17,383)
現金及現金等值物之增加	121,137	115,378
於一月一日之現金及現金等值物	163,920	156,357
於三月三十一日之現金及現金等值物	285,057	271,735
現金及現金等值物結餘分析：		
銀行結餘及現金	280,368	265,950
抵押銀行存款	4,689	5,785
	285,057	271,735

簡明綜合資產負債表
於二零零七年三月三十一日

	附註	二零零七年三月三十一日 (未經審核) 千美元	二零零六年十二月三十一日 (已經審核) 千美元
資產及負債			
非流動資產			
物業、機器及設備		1,346,828	1,230,375
無形資產		12,894	13,371
聯營公司權益		34,327	42,704
土地租約溢價		61,545	60,047
可供出售金融資產		10,366	10,303
遞延税項資產		5,379	5,379
		1,471,339	1,362,179
流動資產			
按公允價值列賬及在損益賬處理的金融資產		47,984	32,605
存貨		128,780	111,955
應收賬款	8	102,010	94,239
預付款項及其他應收款項		113,571	75,249
抵押銀行存款		4,689	2,244
銀行結餘及現金		280,368	161,676
		677,402	477,968
流動負債			
應付賬款	9	327,756	256,797
其他應付款項		175,608	174,135
有息借貸之即期部份	10	237,257	239,761
客戶預付款項		163,098	18,372
税項		10,077	6,455
		913,796	695,520
淨流動負債		(236,394)	(217,552)
總資產減流動負債		1,234,945	1,144,627
非流動負債			
長期有息借貸	10	96,650	28,320
其他非流動應付款項		3,381	3,344
員工福利責任		7,200	6,885
遞延税項負債		8,725	8,089
		115,956	46,638
淨資產		1,118,989	1,097,989
股本及儲備			
發行股本	11	27,943	27,943
儲備	12	806,731	748,476
擬派特別股息		—	59,799
擬派末期股息		77,124	77,124
本公司股東應佔股本及儲備		911,798	913,342
少數股東權益		207,191	184,647
股東權益總額		1,118,989	1,097,989

簡明綜合收益表

截至二零零七年三月三十一日止三個月

		截至三月三十一日止三個月	
		二零零七年	二零零六年
		(未經審核)	(未經審核)
	附註	千美元	千美元
收益	2	674,711	547,843
銷售成本		(462,721)	(369,858)
毛利		211,990	177,985
其他淨收入		5,985	5,786
分銷成本		(109,440)	(93,952)
行政費用		(16,707)	(14,164)
其他經營費用		(9,134)	(8,209)
財務費用	3	(4,787)	(3,179)
應佔聯營公司業績		2,313	2,226
除稅前溢利	4	80,220	66,493
稅項	5	(8,953)	(6,116)
本期溢利		71,267	60,377
期內應佔溢利			
本公司股東		48,723	40,394
少數權益股東		22,544	19,983
本期溢利		71,267	60,377
每股溢利	6		
基本		0.87美仙	0.72美仙
攤薄		N/A	N/A

摘要

	截至三月三十一日止三個月		
百萬美元	二零零七年	二零零六年	變動
• 營業額	674.711	547.843	23.16%
• 集團毛利率(%)	31.42	32.49	-1.07個百分點
• 扣除利息、稅項、折舊及攤銷前盈利(EBITDA)	113.610	95.797	+18.59%
• 本季度溢利	71.267	60.377	+18.04%
• 本公司股東應佔溢利	48.723	40.394	+20.62%
• 每股溢利(美仙)	0.87	0.72	+0.15美仙
• 預收客戶貨款	163.098	81.422	+100.16%

緒言

中國第一季度的國內生產總值(GDP)較去年同期增長11.1%，內地居民消費價格指數(CPI)則較去年同期增長2.7%。期內主要原材料價格仍然處於高水平，但透過本集團持續優化管理整體營運及進行有效的產品策略，令方便麵、飲品及糕餅的營業額分別同比上升29.44%、17.90%及2.52%至3.51億美元、2.77億美元及0.25億美元。於第一季末，預收客戶貨款同比大幅上升100.16%至1.63億美元，展現飲品業務強勁的成長動力；期內本集團各主要產品的市場佔有率持續上升，進一步擴大康師傅產品於中國方便食品及飲料市場的領導地位。

於二零零七年五月四日摩根士丹利資本國際(MSCI) Barra 公佈， 將康師傅控股有限公司納入 MSCI 香港成份股指數內，並於二零零七年五月三十一日收市後正式生效。此有助加強投資者對本集團的信心， 並反映本集團在投資者當中已建立了一定信譽。

二零零七年度第一季業績

康師傅控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零七年三月三十一日止三個月未經審核之簡明綜合第一季財務報告連同二零零六年相對期間之未經審核比較數據。本集團第一季財務報告未經審核，惟已獲本公司之審核委員會審閱。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立之有限公司)
(股份代號: 322)



END

2007

第一季度業績報告